

03014305

Ab 3/6/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

8-50124

SEC FILE NUMBER

8-50625

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

MAR 0 6 2003

REPORT FOR THE PERIOD BEGINNING __1/1/02__ AND ENDING __12/31/02__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Symmetry Partners, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

13 Chestnut Street

(No. and Street)

Boston   **MA**   **02108**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John F. McGillian   **(617) 227-8116**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Fischer & Company, PA

(Name – *if individual, state last, first, middle name*)

65 Madison Avenue, PO Box 2138   **Morristown**   **NJ**   **07962-2138**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __John F. McGillian_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __**Symmetry Partners, LLC**_____, as

of __**December 31,**_____, 20 __02____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
$P R E S.$

Title

_____
Notary Public

ROBERT HARRISON
NOTARY PUBLIC OF NEW JERSEY
Expires August 2, 2003

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SYMMETRY PARTNERS, L.L.C.
REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2002

Contents

O. DAVID FISCHER, CPA

SPENCER V. WISSINGER, CPA

ROBERT E. HARRISON, CPA

LAWRENCE GOTFRIED, CPA

THOMAS R. VREELAND, CPA

DAVID FISCHER & COMPANY, P.A.

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS

65 MADISON AVENUE   P.O. BOX 2138   MORRISTOWN, NEW JERSEY 07962-2138
TEL: 973.267.1414   FAX: 973.326.9157   EMAIL: DF-CO@IX.NETCOM.COM

INDEPENDENT AUDITORS' REPORT

To the Member
Symmetry Partners, L.L.C.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Symmetry Partners, L.L.C. as of December 31, 2002 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Symmetry Partners, L.L.C.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Symmetry Partners, L.L.C. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of supplemental analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David Fischer & Company, P.A.

Morristown, New Jersey
February 10, 2003

SYMMETRY PARTNERS, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

Assets

Cash (note 2)	$	621,112
Management and incentive fees receivable (note 2)		258,992
Prepaid expenses		5,272
Prepaid purchase price to Caxton Associates, L.L.C. (note 3)		13,976
Equipment and furniture, at cost, net of accumulated depreciation of $24,075 (notes 2 and 4)		30,928
Goodwill (notes 2, 3 and 8)		558,790
Total assets (note 3)	$	1,489,070

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses to non-customers	$	14,471
Due to Brookfield Associates, L.L.C. (note 3)		60,000
Due to managing member		4,394
Total liabilities		78,865
Commitments (notes 3, 5, 7 and 8)		
Member's equity (note 5)		1,410,205
Total liabilities and member's equity (note 3)	$	1,489,070

The accompanying notes are an integral part of the financial statement.

SYMMETRY PARTNERS, L.L.C.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues		
Management and incentive fee income (note 6)	$	1,261,957
Expenses (notes 4 and 7)		
Salaries, payroll taxes, and benefits		1,160,114
Occupancy expense		29,775
Professional fees		42,570
Telephone and internet expense		8,311
Insurance		534
Office supplies and expense		5,137
Travel and entertainment		84,970
Dues, subscriptions and seminars		3,495
Depreciation expense		12,659
Registration fees and assessments		3,017
Total expenses		1,350,582
Loss from operations		(88,625)
Other income		
Interest income		5,246
Loss on disposal of fixed assets		(1,600)
Total other income		3,646
Net loss	$	(84,979)

The accompanying notes are an integral part of the financial statement.

SYMMETRY PARTNERS, L.L.C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

Member's equity – January 1, 2002	$	769,343
Member's contribution		725,841
Net loss		(84,979)
Member's equity – December 31, 2002	$	1,410,205

The accompanying notes are an integral part of the financial statement.

- 4 -

SYMMETRY PARTNERS, L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net loss	$ (84,979)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation expense	12,659
Loss on disposal of fixed assets	1,600
Changes in operating assets and liabilities:	
Management and incentive fees receivable	112,226
Prepaid expenses	(2,317)
Prepaid purchase price to Caxton Associates, L.L.C.	53,763
Accounts payable and accrued expenses to non-customers	5,354
Due to Brookfield Associates, L.L.C.	(13,662)
Due to managing member	3,550
Total adjustments to net loss	173,173
Net cash provided by operating activities	88,194
Cash flows from investing activity:	
Purchase of equipment and artwork	(3,160)
Additional purchase price	(410,834)
Net cash used in investing activities	(413,994)
Cash flows from financing activities:	
Capital contribution from member	725,841
Net cash provided by financing activity	725,841
Net increase in cash	400,041
Cash - beginning	221,071
Cash - ending	$ 621,112

The accompanying notes are an integral part of the financial statement.

1. **Organization and Nature of Operations**

   Symmetry Partners, L.L.C. ("Symmetry"), a limited liability company, whose 100% member is McGillian and Company, a related party, was formed on April 1, 1999 in the state of Delaware. Symmetry is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. ("NASD").

   Symmetry provides marketing services for investment managers and financial institutions and assistance in maintaining client relations. Symmetry receives, as revenue, a portion of the investment advisory fees received by the managers and institutions.

   Symmetry does not carry security accounts for customers, execute trades, or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of the Securities and Exchange Commission rule 15c3-3.

2. **Summary of Significant Accounting Policies**

   a. **Use of Estimates**

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

   b. **Management and Incentive Fees Receivable**

      Management believes that all unbilled management and incentive fees receivable as of December 31, 2002 are fully collectible. Therefore, no allowance for doubtful accounts was recorded.

   c. **Equipment and Furniture**

      Equipment and furniture are recorded at cost. Depreciation is computed on an accelerated basis, which approximates the straight-line basis, over the estimated useful life of the related asset.

   d. **Goodwill**

      The Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets ("SFAS 142") as of January 1, 2002. Pursuant to SFAS 142, goodwill is no longer amortized, but is reviewed for impairment on an annual basis or whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.

   e. **Management and Incentive Fee Income**

      Management fee income is based on a pro-rata share of a fund's value and incentive fees are earned based upon the annual performance of the specific fund.

   f. **Income Taxes**

      Symmetry is a limited liability company. Accordingly, the accompanying financial statements do not include a provision for Federal or state income taxes. Taxes, if any, are the responsibility of the sole member.

2. **Summary of Significant Accounting Policies (Continued)**

   g. **Concentration of Credit Risk**

      Symmetry places its cash in a money market fund managed at a national brokerage firm. Symmetry has not experienced any losses in such account and it believes it is not exposed to any significant credit risk on cash.

      As of December 31, 2002, one (1) fund manager accounted for approximately 89% of management and incentive fees receivable.

3. **Formation of Symmetry**

   On April 1, 1999, Symmetry acquired the assets and assumed the liabilities of Caxton Symmetry, L.L.C. ("Caxton Symmetry"), a predecessor company, for $101,288. The acquisition, recorded under the purchase method of accounting, resulted in an excess of assets acquired over the consideration paid by $227,222. As a result, the value of all non-cash, non-current assets were reduced to zero and the remainder of $110,332 was originally classified as a deferred credit and subsequently reduced the amount recorded as additional goodwill.

   Under the terms of the April 1, 1999 Acquisition Agreement ("Agreement") with the two (2) former members of Caxton Symmetry, Caxton Corporation ("Caxton") and Brookfield Associates, L.L.C. ("Brookfield"), Symmetry is required to pay to Caxton and Brookfield fifty percent (50%) and twenty-five percent (25%), respectively, of fees or other remuneration received from certain persons or entities in excess of $600,000 in any calendar year as additional consideration for the assets acquired from them by Symmetry. Caxton is entitled to receive up to $700,000, reduced by certain amounts received from or credited by two (2) entities and Brookfield is entitled to receive up to $175,000, reduced by amounts received from or credited by one (1) entity. Any amounts paid are considered as an adjustment to the purchase price.

   During 2002, Caxton was paid or credited for $330,978 of additional purchase price of which $13,976 was recorded as a prepaid asset as of December 31, 2002 since it was in excess of the amounts required to be paid in 2002 under the Agreement. Brookfield should have received the remaining $79,856 toward the $175,000 in 2002 of additional purchase price but was only paid or credited $19,856. As a result, Symmetry owes Brookfield $60,000 as of December 31, 2002.

   As of December 31, 2002, Symmetry is contingently liable for $192,362 of the $700,000 to Caxton.

   The following summarizes the 2002 adjustments to purchase price:

Goodwill at December 31, 2001	$	147,956
Additional 2002 purchase price		410,834
Goodwill at December 31, 2002	$	558,790

4.   **Equipment and Furniture**

Computer equipment, with an estimated useful life of 5 years, and office furniture, with an estimated useful life of 7 years, is summarized as follows:

	2002
Computer equipment	$ 14,071
Office furniture	40,932
	55,003
Less, accumulated depreciation	(24,075)
	$ 30,928

Depreciation expense charged to operations amounted to $12,659 for 2002.

5.   **Net Capital Requirements**

Symmetry is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2002, Symmetry had net capital of $524,825, which was $519,565 in excess of its required minimum net capital of $5,260. Symmetry's net capital ratio was .15 to 1.

6.   **Major Customers**

In 2002, Symmetry received revenues from twenty (20) fund managers and one (1) of those fund managers accounted for 82% of total revenues.

7.   **Operating Lease**

Symmetry subleases its office space on a month to month basis from its sole member at $2,500 per month. It also pays 50% of utility costs.

Rent expense, grouped with occupancy expense in the statement of operations, amounted to $30,000 during 2002.

SYMMETRY PARTNERS, L.L.C.
SUPPLEMENTAL INFORMATION
REQUIRED BY RULE 17a-5 OF
THE SECURITIES AND EXCHANGE ACT OF 1934

**Computation of Net Capital Under Rule 15c3-1 of the Securities
Exchange Act of 1934:**

Total member's equity:	$	1,410,205
Deductions and/or charges:		
Non-allowable assets:		
Management and incentive fees receivable		(258,992)
Prepaid expenses		(5,272)
Prepaid purchase price to Caxton Associates, L.L.C.		(13,976)
Equipment and furniture, at cost, net of accumulated depreciation		(30,928)
Goodwill		(558,790)
Sub-total of deductions and/or charges		(867,958)
Haircut on proprietary positions and commitments:		
(2%) haircut of cash in money market funds		(12,422)
Sub-total of haircut on proprietary positions and commitments		(12,422)
Other deductions or charges:		
Excess fidelity bond		(5,000)
Sub-total of other deductions or charges		(5,000)
Net Capital	$	524,825
Aggregate Indebtedness		
Due to Brookfield Associates, L.L.C.	$	60,000
Due to managing member		4,394
Accounts payable and accrued expenses to non-customers		14,471
Total aggregate indebtedness	$	78,865

Computation of Basic Net Capital Requirement:

Minimum net capital required (.0667 of aggregate indebtedness)	$	5,260
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)		5,260
Excess net capital	$	519,565
Excess net capital at 1000% (net capital, less 10% of aggregate indebtedness)	$	516,938
Percentage of aggregate indebtedness to net capital		15%
Ratio: aggregate indebtedness to net capital		0.15 to 1

There are no material differences between the computation of net capital computed on Schedule 1 and as reported by Symmetry Partners, L.L.C. in part II-A of its revised Focus Report as of December 31, 2002.

Statement of non-allowable assets:

Management and incentive fees receivable	$	258,992
Prepaid expenses		5,272
Prepaid purchase price to Caxton Associates, L.L.C.		13,976
Equipment and furniture, at cost, net of accumulated depreciation		30,928
Goodwill		558,790
	$	867,958

O. DAVID FISCHER, CPA

SPENCER V. WISSINGER, CPA

ROBERT E. HARRISON, CPA

LAWRENCE GOTFRIED, CPA

THOMAS R. VREELAND, CPA

DAVID FISCHER & COMPANY, P.A.

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS

65 MADISON AVENUE P.O. BOX 2138 MORRISTOWN, NEW JERSEY 07962-2138
TEL: 973.267.1414   FAX: 973.326.9157   EMAIL: DF-CO@IX.NETCOM.COM

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
Symmetry Partners, L.L.C.
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Symmetry Partners, L.L.C. for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Symmetry Partners, L.L.C. that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Entity does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Entity in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of Governors of the Federal Reserve System

The management of the Entity is responsible for establishing and maintaining an internal accounting control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Entity has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Entity's practices and procedures were adequate as of December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of management and the Securities and Exchange Commission, National Association of Securities Dealer, Inc. and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than those specified parties.

David Fischer & Company, P.A.

Morristown, New Jersey
February 10, 2003

DAVID FISCHER & COMPANY, P.A.